THRIVENT MUTUAL FUNDS

THRIVENT SERIES FUND, INC.

625 FOURTH AVENUE SOUTH

MINNEAPOLIS, MINNESOTA 55415

April 26, 2018

VIA EDGAR CORRESPONDENCE

Christina DiAngelo Fettig and Patrick Scott

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thrivent Mutual Funds and Thrivent Series Fund, Inc. Form N-14s

File Nos. 333-224009 and 333-224008

Ms. DiAngelo Fettig and Mr. Scott:

On April 17 and April 24, 2018, you provided comments based on a review of the N-14 registration statements of Thrivent Mutual Funds and Thrivent Series Fund, Inc. (each a “Registrant”) for the reorganization of Thrivent Growth and Income Plus Fund and Portfolio into Thrivent Moderately Aggressive Allocation Fund and Portfolio (each a “Fund”). As the N-14s for the Registrants are similar, you provided comments that apply to both N-14s. Any defined terms used in this letter that are not defined herein have the definitions given to them in the N-14s. The following is a description of the comments presented and each Registrant’s responses.

1.	Please ensure that the correct file number appears on all applicable locations for the filing of each N-14.

The Registrant has ensured that the correct file number will appear for each N-14.

2.	Please disclose the accounting survivor for each reorganization.

Each Registrant has added the requested disclosure.

3.	The word “diversified” is used in various places in the N-14s. To avoid confusion, please use a different term when not referring to a diversified fund, as defined in the Investment Company Act of 1940, as amended.

Each Registrant has revised the disclosure as requested.

4.	In the “Questions & Answers” sections, there is a question about whether shareholders will have to pay any commission or similar fee as a result of the reorganizations. If applicable, identify the certain fees (such as a sales load or CDSC) that shareholders will not have to pay.

Thrivent Mutual Funds has disclosed that no sales load or CDSC will have to be paid as a result of the reorganization. Thrivent Series Fund, Inc. is not subject to any sales loads or CDSC so it has not added any disclosure.

5.	In the “Questions & Answers” sections, there is a question about whether expenses will increase as a result of the reorganizations. Please revise the answer to state that the expenses may likely decrease. In addition, please disclose what could cause the expenses to increase.

Each Registrant has revised the disclosure as requested.

6.	In the “Questions & Answers” sections, there is a question about whom to call with questions about the proposal in the Prospectus/Proxy Statement. Please disclose who shareholders will reach at the number provided.

Each Registrant has added the disclosure as requested.

7.	The first page of each Prospectus/Proxy Statement discloses that the Target Fund/Portfolio are diversified companies and the Acquiring Fund/Portfolio are non-diversified companies. Please add additional disclosure elsewhere to highlight this difference.

Each Registrant has added the disclosure as requested.

8.	On the first page of each Prospectus/Proxy Statement, please disclose the 1933 Act file numbers for the documents that are incorporated by reference.

Each Registrant has added the disclosure as requested.

9.	In the section “Summary—The Reorganization,” please disclose that the number of shares owned by Target Fund/Portfolio shareholders after the reorganizations may change, even though the value will not.

Each Registrant has added the disclosure as requested.

10.	Please add a chart that shows the investment objective and principal investment strategies of each Fund side-by-side.

Each Registrant has added the disclosure as requested.

11.	Please disclose that the Acquiring Fund/Portfolio are subject to non-diversified risk.

Each Registrant has added the disclosure as requested.

12.	Please clearly disclose who will be the portfolio managers for the Acquiring Fund/Portfolio after the reorganization.

Each Registrant has added the disclosure as requested.

13.	Please confirm that the fees presented in the N-14s are current in accordance with Item 3 of Form N-14.

Each Registrant confirms that the fees presented in the N-14s are current in accordance with Item 3 of Form N-14.

14.	Please disclose that the Advisers may benefit from the reorganizations because the management fees for the Acquiring Fund/Portfolio are higher than the management fees for the Target Fund/Portfolio.

Each Registrant has added the disclosure as requested.

15.	Please confirm that the expense cap for the Target Portfolio has increased from 80 basis points to 90 basis points.

The Registrant confirms that the expense cap for the Target Portfolio has increased from 80 basis points to 90 basis points.

16.	Please update the dates of the termination of the expense caps to a date at least one year from the effectiveness of the N-14s.

Each Registrant has updated the dates as requested.

17.	Please update the information in the Capitalization table to a date within 30 days of the filing of the N-14s.

Each Registrant has updated the disclosure as requested.

18.	In the sections entitled “Information about the Reorganization—Terms of the Reorganization,” please delete the statement that the “summary is qualified in its entirety…”

Each Registrant has updated the disclosure as requested.

19.	Please confirm that all of the material considerations of the Board are disclosed in the sections entitled “Information about the Reorganization—Reasons for the Proposed Reorganization.”

Each Registrant confirms that all of the material considerations are disclosed.

20.	If the Registrants anticipate that there will be portfolio repositioning as a result of the reorganizations, please disclose estimated brokerage costs and tax costs, as applicable, of such repositioning.

Each Registrant has updated its disclosure about such costs, as applicable, in the sections of the N-14s entitled “Information about the Reorganization—Material Federal Income Tax Consequences of the Reorganization” and “Information about the Reorganization—Expenses of the Reorganization.”

21.	If the Funds’ financial highlights are incorporated by reference, please explicitly disclose that they are incorporated by reference.

Each Registrant has added the disclosure as requested.

22.	In the Reorganization Statement of Additional Information, please disclose why pro forma financial statements are not included.

Each Registrant has added the disclosure as requested.

23.	In the Form of Agreement and Plan of Reorganization, please add the Advisers as signatories because they are bearing the cost of the Reorganization.

Each Registrant has made the requested change.

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If you have any additional comments or questions, please feel free to contact me at (612) 844-4198.

Thank you,

/s/ Michael W. Kremenak

Michael W. Kremenak

Secretary and Chief Legal Officer